UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 18, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 17 May 2011 entitled “Vodafone Announces Results for the year ended 31 March 2011”.

17 May 2011

VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2011

Improved results: sustained revenue growth and strong cash generation

•	Group revenue up 3.2% to £45.9 billion; full year organic service revenue growth +2.1%(*); Q4 +2.5%(*), driven by a strong AMAP performance (+11.8%(*))

•	EBITDA down 0.4% at £14.7 billion; EBITDA margin 1.1 percentage points lower at 32.0%, in line with expectations

•	Verizon Wireless service revenue up 5.8%(*); our share of profits up 8.5%(*) to £4.6 billion

•	Adjusted operating profit at guidance exchange rates(1) £12.2 billion, after Verizon Wireless iPhone launch costs

•	Other net income of £5.3(2) billion and goodwill impairment charges of £6.1 billion

•	Free cash flow £7.0 billion; consistent level of capital expenditure and strong working capital performance

•	Final dividend 6.05 pence, giving total dividends for the year of 8.90 pence per share, + 7.1%

Financial highlights

	Year ended		Change year on year		Year on year Q4 vs. Q4
	31 March 2011		Reported	Organic	Organic
	£m		%	%	%
Group revenue	45,884		+3.2	+2.8	+4.2

Group service revenue	42,738		+2.4	+2.1	+2.5
Europe	30,097		(3.4)	(0.4)	(0.8)
Africa, Middle East and Asia Pacific	12,292		+20.0	+9.5	+11.8

Adjusted operating profit	11,818		+3.1	+1.8

Free cash flow	7,049		(2.7)

EPS	15.20	p	(7.5)

Adjusted EPS	16.75	p	+4.0

Final dividend per share	6.05	p	+7.1

Good progress on strategic delivery

•	Strong performance in key revenue growth areas: Data +26.4%(*), Emerging Markets +11.8%(3) (*), Fixed +5.2%(*), Europe Enterprise +0.5%(*)

•	Successful drive to increase smartphone penetration in Europe - up from 11.6% to 18.7% year-on-year

•	£14.2 billion expected to be raised from agreed disposals of interests in China Mobile, SoftBank and SFR; £6.8 billion committed to share buyback programmes

•	Continuing commercial relationship with Verizon to address the global enterprise market, target procurement savings and develop technology standardisation

Guidance for the 2012 financial year

•

Adjusted operating profit expected to be in the range of £11.0 billion to £11.8 billion, reflecting the loss of our £0.5 billion share of profits from SFR as the result of the disposal of our 44% interest

•

Free cash flow expected to be in the range of £6.0 billion to £6.5 billion, reflecting continued strong cash generation offset by the reduction of £0.3 billion in dividends from SFR and China Mobile, and the more limited working capital improvements available going forward

Vittorio Colao, Group Chief Executive, commented:

“The past year has seen further strong performances in our key revenue growth areas of data, emerging markets and enterprise, and we have gained or held market share in most of our key markets. Continuing network investment is an important differentiator for Vodafone, improving the customer experience and giving us leadership in smartphone penetration and in customer take up of data plans. We enter the new financial year well positioned to deliver further value to our shareholders.”

Notes:
(*)

All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

(1)	See ‘Guidance’ on page 8
(2)

Other net income includes a £2.8 billion net gain on the sale of the Group’s interest in China Mobile Limited, £0.9 billion tax benefit and a £0.9 billion interest benefit relating to the settlement of a tax case and £0.5 billion from the disposal of investments in SoftBank.

(3)	Emerging markets include India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

We have performed well this year, combining a better operational performance with good strategic progress. Organic service revenue growth improved during the year, with a strong result from emerging markets and signs of renewed growth in some parts of Europe.

Customers have adopted data services in increasing numbers, as smartphones proliferate and the tablet market begins to take off. Our network investment is becoming a key differentiator, as we are leading the migration to smartphones in most of our European operations. Through this and our continued stronger commercial focus, we are growing our market share again in most of our markets.

However, markets remain competitive and the economic environment, particularly across southern Europe, is challenging. We continue to keep a tight rein on costs and working capital, allowing us to maintain our levels of investment while again delivering a strong free cash flow performance.

Group revenue for the year was up 3.2% to £45.9 billion, with Group service revenue up 2.1%(*) on an organic basis and up 2.5%(*) in Q4. Group EBITDA margin fell 1.1 percentage points, reflecting continuing weakness across southern Europe, higher growth in lower margin markets, and the increased investment in migrating customers to higher value smartphones. As a result, EBITDA fell 0.4% year-on-year.

Group adjusted operating profit rose 3.1% to £11.8 billion, at the top end of our guidance range after allowing for currency movements and despite the additional costs incurred by Verizon Wireless’s iPhone launch. The main drivers were good growth in the Africa, Middle East and Asia Pacific region (‘AMAP’) and a strong performance from Verizon Wireless.

During the year we recorded other net income of £5.3 billion, primarily in relation to a £2.8 billion net gain on the sale of the Group’s interests in China Mobile Limited, £1.8 billion on the settlement of a tax case and £0.5 billion from the disposal of investments in SoftBank Mobile Corp. We also recorded impairment charges of £6.1 billion relating to our businesses in Spain, Greece, Portugal, Italy and Ireland, which were primarily driven by higher discount rates given sharply increased interest rates. The impairment in Spain represented approximately half of the total.

Free cash flow was £7.0 billion, at the top end of our medium-term guidance, as a result of our continued financial discipline and a strong working capital performance. Capital expenditure was £6.2 billion, broadly flat on last year and in line with our target, as we focused on widening our data coverage and improving network performance.

Adjusted earnings per share was 16.75 pence, up 4.0% on last year, reflecting higher profitability and lower shares in issue as a result of the ongoing £2.8 billion buyback programme. The Board is recommending a final dividend per share of 6.05 pence, to give total dividends per share for the year of 8.90 pence, up 7.1% year-on-year.

Europe

Organic service revenue in Europe was down 0.4%(*) during the year and down 0.8%(*) in Q4. This represents a good recovery on last year (-3.8%(*)) and is the result of two different trends: the more stable economies of northern Europe (Germany, UK, Netherlands) were up 2.7%(*), while the rest of Europe was down 2.9%(*) as a result of the ongoing macroeconomic challenges. Data revenue growth continued to be strong, but was offset by continued voice price declines and cuts to mobile termination rates (‘MTRs’).

Organic EBITDA for Europe was down 3.7%(*) and the EBITDA margin fell 1.7 percentage points as a result of the decline in revenue, ongoing competitive activity and higher commercial costs as we accelerated smartphone adoption.

CHIEF EXECUTIVE’S STATEMENT

AMAP

Organic service revenue growth in AMAP was 9.5%(*), accelerating through the year to a level of 11.8%(*) in Q4. Our two major businesses, India and Vodacom, reported growth of 16.2%(*) and 5.8%(*) respectively.  Our performance in India has been driven by increasing voice penetration and a more stable pricing environment. In South Africa, Vodacom continues to be highly successful in promoting data services.

Organic EBITDA was up 7.5%(*), with EBITDA margin falling 0.6 percentage points(*). The two main factors behind the margin decline were the adverse impact from higher recurring licence fee costs in India and the change in regional mix from the strong growth in India.

Verizon Wireless

Our US associate, Verizon Wireless, has continued to perform strongly. Organic service revenue was up 5.8% (*) and EBITDA was up 6.7%(*), with good growth in customers and strong data take-up. In Q4, Verizon Wireless launched a CDMA version of the iPhone, ending the exclusivity of its main competitor. We are continuing to work closely with Verizon, putting together unified account teams to handle large multinational enterprise accounts, gaining efficiencies through procurement and aligning our technical roadmaps. Our share of profits from Verizon Wireless amounted to £4.6 billion, up 8.5%(*).

Delivering a more valuable Vodafone

In November 2010 we announced an updated strategy, designed to build on the progress made during my first two years as CEO. There are four main elements to the strategy to build a more valuable Vodafone:

1.            Focus on key areas of growth potential;

2.            Deliver value and efficiency from scale;

3.            Generate liquidity or free cash flow from non-controlled interests; and

4.            Apply rigorous capital discipline to investment decisions.

I am pleased to say that we are making good progress in each area.

1)           Focus on key areas of growth potential

Mobile data: data revenue was up 26.4%(*) year-on-year to £5.1 billion, and now represents 12.0% of Group service revenue. We have continued to increase the penetration of smartphones into our customer base as these are a key driver of data adoption. Mobile broadband, which still accounts for the majority of data traffic on our network, has significant further scope for growth as we are seeing the emergence of a new and incremental category – tablets – which we believe have the potential to become mass market devices in the medium-term.

We are successfully growing data revenue by moving away from “all-you-can-eat” packages to tiered data pricing. At the same time, we are increasing the penetration of data tariffs within our base, with 48% of our European smartphone customers now taking some form of data plan.

Network quality is absolutely central to our data strategy and we have made further significant investments over the last 12 months to improve the speed and reliability of our coverage. Based on third party tests performed in 16 of our main 3G markets, we rank first for overall data performance in 13 markets.

Enterprise: revenue in the overall European enterprise segment was up 0.5%(*) year-on-year and represented 29.5% of our European service revenue. Within this, Vodafone Global Enterprise, which serves our multinational customers, delivered revenue growth of around 8%(*) thanks to some important customer wins and increased penetration of existing customer accounts. This market offers attractive growth opportunities, as multinationals and smaller companies alike look not only to manage costs but also to move to converged platforms and improve mobile connectivity for their workforces. Vodafone One Net, our converged voice proposition targeted at the small-to-medium-sized enterprise market, has now

CHIEF EXECUTIVE’S STATEMENT

been introduced into six countries and is gaining traction in an attractive segment. Enterprise customer satisfaction scores are at record levels, with customers increasingly focusing not just on price but on network quality and value-added services too – playing directly to our strengths.

Emerging markets: the Group has an attractive level of exposure to emerging markets, where penetration is lower and GDP growth higher than in the more mature markets of western Europe. In addition, the lack of fixed line infrastructure in many of these markets means that mobile operators will be the primary providers of internet connectivity. Organic service revenue growth in our emerging markets was 11.8%(*), with our key operations in India, South Africa and Turkey up 16.2%(*), 5.0%(*) and 28.9%(*) respectively.

Total communications: we continue to develop our fixed line capabilities to meet our customers’ total communications needs beyond mobile connectivity. In the enterprise market we have made significant progress in the development of converged services, giving us an attractive opportunity to grow our share of companies’ total telecoms spend.

In residential, our focus has been on developing innovative new services such as the Vodafone DSL Router, which combines mobile and fixed broadband services, and Vodafone TV, which delivers free and premium video content through a range of connections using satellite DTT, broadband (either fixed or mobile), or cable. Revenue from our fixed line operations amounted to £3.4 billion, up 5.2%(*) year-on-year.

New services: machine-to-machine platforms (‘M2M’), mobile financial services and near-field communications, among other new services, all offer potential for incremental growth. During the year we made good progress in our M2M business and continued the growth and expansion of our mobile money transfer platform, which now has over 20 million customers and is currently being trialled in India.

2)           Deliver value and efficiency from scale

The current composition of the Group has enabled us to increase efficiency and achieve favourable comparable cost positions in many markets. We aim to continue to generate savings from technology standardisation, off-shoring, outsourcing, platform sharing and Group purchasing. During the year we also established a more formal relationship with Verizon to leverage our purchasing power across a wide range of suppliers.

3)           Generate liquidity or free cash flow from non-controlled interests

During the year we agreed disposals of our 3.2% stake in China Mobile Limited and our SoftBank interests for a total cash consideration of £7.4 billion. Subsequent to the year end, we announced the sale of our 44% holding in SFR, the number two mobile operator in France, to Vivendi, the majority shareholder, for £6.8 billion.  These three transactions crystallised significant value for shareholders, with £6.8 billion of proceeds being committed to share buyback programmes.

4)           Apply rigorous capital discipline to investment decisions

We continue to apply capital discipline to our investment decisions. We apply rigorous commercial analysis and demanding hurdle rates to ensure that any investment or corporate activity will enhance shareholder returns. Adhering to our target credit rating of low single A continues to provide the Group with a low cost of debt and good access to liquidity. We will continue to undertake regular reviews of Vodafone’s entire portfolio to ensure that we optimise value for shareholders.

Prospects for 2012 financial year

We enter the new financial year in a strong position. We are gaining or holding market share in most of our major markets, and are leading our competitors in the drive to migrate customers to smartphones and data packages. We will continue to focus on our key growth areas of data, enterprise and emerging markets, while maintaining investment in network quality and the development of new services.

CHIEF EXECUTIVE’S STATEMENT

However, we continue to face challenging macroeconomic conditions across our southern European footprint, and we expect further regulated cuts to mobile termination rates to have a negative impact of about 2.5 percentage points on service revenue growth in the 2012 financial year.

The Group EBITDA margin is expected to continue to decline, albeit at a lower rate than in the 2011 financial year. The main driver is the persistent revenue decline in some of our southern European operations.

Adjusted operating profit is expected to be in the range of £11.0 billion to £11.8 billion, reflecting the loss of our £0.5 billion share of profits from SFR as a result of the disposal of our 44% interest.

Free cash flow is expected to be in the range of £6.0 to £6.5 billion, reflecting continued strong cash generation offset by the £0.3 billion reduction in dividends from SFR and China Mobile Limited in the 2012 financial year, and the more limited working capital improvements available going forward. Capital expenditure is expected to be at a similar level to last year on a constant currency basis.

We are well positioned to continue to deliver value to shareholders through the achievement of our medium-term targets for revenue, free cash flow and dividend growth; our commitment to investment in profitable growth areas; and our clear capital discipline.

GROUP FINANCIAL HIGHLIGHTS

		2011	2010	% change
	Page	£m	£m	Reported	Organic
Financial information(1)

Revenue	25	45,884	44,472	3.2	2.8

Operating profit	25	5,596	9,480	(41.0)

Profit before taxation	25	9,498	8,674	9.5

Profit for the financial year	25	7,870	8,618	(8.7)

Basic earnings per share (pence)	25	15.20p	16.44p	(7.5)

Capital expenditure	32	6,219	6,192	0.4

Cash generated by operations	20	15,392	15,337	0.4

Performance reporting(1)(2)

Group EBITDA	9	14,670	14,735	(0.4)	(0.7)

Group EBITDA margin		32.0%	33.1%	(1.1pp )	(1.1pp	)

Adjusted operating profit	9,34	11,818	11,466	3.1	1.8

Adjusted profit before tax	11,34	11,003	10,564	4.2

Adjusted effective tax rate	11	24.5%	24.0%

Adjusted profit attributable to equity shareholders	12	8,776	8,471	3.6

Adjusted earnings per share (pence)	12	16.75p	16.11p	4.0

Free cash flow(3)	20	7,049	7,241	(2.7)

Net debt	20,21	29,858	33,316	(10.4)

Notes:
(1)	Amounts presented at 31 March or for the year then ended.
(2)	See page 31 for “Use of non-GAAP financial information” and page 36 for “Definitions of terms”.
(3)

All references to free cash flow are to amounts before licence and spectrum payments and for the year ended 31 March 2011 other items in respect of: a tax case settlement, tax relating to the disposal of China Mobile Limited, the SoftBank disposal and the court deposit made in respect of the India tax case, each of which are discussed elsewhere herein.

GUIDANCE

Please see page 31 for “Use of non-GAAP financial information”, page 36 for “Definitions of terms” and page 37 for “Forward-looking statements”.

Performance against 2011 financial year guidance	Adjusted operating profit £bn	Free cash flow £bn

Guidance - November 2010(1)	11.8 – 12.2	In excess of 6.5

2011 performance on guidance basis(2)	12.2	7.2

Foreign exchange(1)	(0.3)	(0.2)

Verizon Wireless(3)	(0.1)	-

2011 reported performance(2)	11.8	7.0

2012 financial year guidance	Adjusted operating profit £bn	Free cash flow £bn

	11.0 - 11.8	6.0 - 6.5

Adjusted operating profit is expected to be in the range of £11.0 billion to £11.8 billion, reflecting the loss of our £0.5 billion share of profits from SFR as a result of the disposal of our 44% stake.

Free cash flow is expected to be in the range of £6.0 billion to £6.5 billion, reflecting continued strong cash generation offset by the £0.3 billion reduction in dividends from China Mobile Limited and SFR in the 2012 financial year, and the more limited working capital improvements available going forward. Capital expenditure is expected to be at a similar level to last year on a constant currency basis.

Medium-term guidance

The execution of the updated strategy is targeted to achieve annual growth in organic service revenue of between 1% and 4% in the period to 31 March 2014. We expect that the Group EBITDA margin will stabilise by the end of this period.

As a result of the loss of £0.5 billion of cash dividends from our disposals of stakes in China Mobile Limited and SFR, we expect that annual free cash flow generation will now be in the £5.5 billion to £6.5 billion range in the period to March 2014, underpinning the three year 7% per annum dividend per share growth target issued in May 2010. We continue to expect that total dividends per share will be no less than 10.18 pence for the 2013 financial year.

The free cash flow target range excludes any incremental benefit that we derive from our strategy to generate liquidity or incremental cash flow from non-controlled interests of the Group, such as Verizon Wireless and Polkomtel.

Assumptions

Guidance for the 2012 financial year and the medium-term is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.60. It excludes the impact of licence and spectrum purchases, material one-off tax related payments and restructuring costs and assumes no material change to the current structure of the Group.

With respect to the 7% per annum dividend per share growth target, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling exchange rate remains within 10% of the above guidance exchange rate.

Actual exchange rates may vary from the exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit and free cash flow by approximately £50 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £50 million.

Notes:
(1)	The Group’s guidance reflected assumptions for average exchange rates for the 2011 financial year of approximately £1:€1.15 and £1:US$1.50. Actual exchange rates were £1:€1.18 and £1:US$1.56.
(2)	After Verizon Wireless iPhone launch costs.
(3)	The Group’s guidance did not include the impact of the revenue recognition and Alltel related adjustments in Verizon Wireless.

FINANCIAL RESULTS

Group(1)(2)

		Africa, Middle East and Asia	Non- Controlled Interests and Common
	Europe	Pacific	Functions(3)	Eliminations	2011	2010	% change
	£m	£m	£m	£m	£m	£m	£	Organic(4)
Voice revenue	17,884	9,036	293	–	27,213	28,009
Messaging revenue	4,106	904	72	–	5,082	4,795
Data revenue	3,871	1,216	35	–	5,122	4,051
Fixed line revenue	3,003	399	–	–	3,402	3,289
Other service revenue	1,233	737	12	(63)	1,919	1,575
Service revenue	30,097	12,292	412	(63)	42,738	41,719	2.4	2.1
Other revenue	1,918	1,012	247	(31)	3,146	2,753
Revenue	32,015	13,304	659	(94)	45,884	44,472	3.2	2.8
Direct costs	(7,771)	(3,483)	(131)	63	(11,322)	(10,805)
Customer costs	(9,672)	(3,224)	(393)	–	(13,289)	(12,249)
Operating expenses	(3,749)	(2,598)	(287)	31	(6,603)	(6,683)
EBITDA	10,823	3,999	(152)	–	14,670	14,735	(0.4)	(0.7)
Depreciation and amortisation:
Acquired intangibles	(128)	(966)	(12)	–	(1,106)	(1,226)
Purchased licences	(1,050)	(122)	(5)	–	(1,177)	(1,128)
Other	(3,919)	(1,690)	(75)	–	(5,684)	(5,657)
Share of result in associates	–	51	5,064	–	5,115	4,742
Adjusted operating profit	5,726	1,272	4,820	–	11,818	11,466	3.1	1.8
Impairment loss					(6,150)	(2,100)
Other income and expense(5)					(72)	114
Operating profit					5,596	9,480
Non-operating income and expense(6)					3,022	(10)
Net investment income/(financing costs)					880	(796)
Income tax expense					(1,628)	(56)
Profit for the year					7,870	8,618

Notes:

(1)	The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 29.
(2)	Current period results reflect average exchange rates of £1:€1.18 and £1:US$1.56.
(3)	Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs.
(4)	Organic growth includes Vodacom at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.
(5)

Other income and expense for the year ended 31 March 2011 included £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(6)

Non-operating income and expense for the year ended 31 March 2011 includes £3,019 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited. For further details see page 24.

FINANCIAL RESULTS

Revenue

Group revenue increased by 3.2% to £45,884 million and Group service revenue increased by 2.4% to £42,738 million. On an organic basis Group service revenue increased by 2.1%(*), with a 0.8 percentage point improvement between the first and second half as both Europe and AMAP delivered improved organic service revenue trends.

In Europe service revenue fell by 0.4%(*) with a decline of 0.3%(*) in the second half of the year. Both the UK and Germany performed well delivering full year service revenue growth of 4.7%(*) and 0.8%(*) respectively. Spain continued to experience economic pressures which have intensified competition leading to a 6.9%(*) decline in service revenue. Service revenue also declined by 2.1%(*) in Italy driven by a challenging economic and competitive environment combined with the impact of termination rate cuts. Our improved commercial offers in Turkey have delivered service revenue growth of 28.9%(*), despite a 52% cut in termination rates which was effective from 1 April 2010. Challenging economic and competitive conditions continued in our other central European businesses where service revenue growth was also impacted by mobile termination rate cuts. European enterprise revenue increased by 0.5%(*) with improved roaming activity and important customer wins.

In AMAP service revenue grew by 9.5%(*). Vodacom continued to perform well, with strong data revenue growth from mobile broadband offsetting weaker voice revenue which was impacted by two termination rate cuts during the year. In India service revenue increased by 16.2%(*), driven by an increase in the mobile customer base and a more stable pricing environment towards the end of the year. In Qatar the customer base reached 757,000 by the end of the year, with 45% of the population now actively using Vodafone services less than two years after launch. On an organic basis, service revenue in Egypt declined by 0.8%(*) where performance was impacted by the socio-political unrest during the fourth quarter.

EBITDA and profit

EBITDA decreased by 0.4% to £14,670 million with a 1.1 percentage point decline in both the reported and organic EBITDA margin.

In Europe EBITDA decreased by 3.7%(*), with a decline in EBITDA margin of 1.7 percentage points, primarily driven by a reduction in service revenue in most markets and higher investment in acquisition and retention costs, partially offset by operating cost efficiencies.

In AMAP EBITDA increased by 7.5%(*), driven primarily by growth in India, together with improvements in Vodacom, Ghana, New Zealand and Qatar, partially offset by a slight decline in Egypt. The EBITDA margin fell 0.6 percentage points(*), the two main factors behind the decline being higher recurring licence fee costs in India and the change in regional mix from the strong growth in India.

Adjusted operating profit grew by 3.1% as a result of an increase in the Group’s share of results of Verizon Wireless partially offset by the decline in Group EBITDA. The Group’s share of results in Verizon Wireless, the Group’s associate in the United States, increased by 8.5%(*) primarily due to the expanding customer base, robust data revenue, efficiencies in operating expenses and lower acquisition costs partially offset by higher customer retention costs reflecting the increased demand for smartphones in the United States.

The Group recorded other net income of £5,342 million, primarily in relation to a £2.8 billion net gain on the sale of the Group’s interests in China Mobile Limited, £1.8 billion on the settlement of a tax case and £0.5 billion from the disposal of investments in SoftBank Mobile Corp.

Operating profit decreased by 41.0% primarily due to higher impairment losses compared to the prior year. Impairment losses totalling £6,150 million were recorded relating to our businesses in Spain (£2,950 million), Italy (£1,050 million), Ireland (£1,000 million), Greece (£800 million) and Portugal (£350 million), primarily resulting from increased discount rates as a result of increases in government bond rates together with lower cash flows within business plans, reflecting weaker country-level macro economic environments. The impairment loss in the prior year was £2,100 million.

Profit for the year decreased by 8.7%.

FINANCIAL RESULTS

Net investment income/(financing costs)

	2011	2010
	£m	£m

Investment income	1,309	716
Financing costs	(429)	(1,512)
Net investment income/(financing costs)	880	(796)

Analysed as:
Net financing costs before income from investments	(852)	(1,024)
Potential interest charges arising on settlement of outstanding tax issues(1)	(46)	(23)
Income from investments	83	145
	(815)	(902)
Foreign exchange(2)	256	(1)
Equity put rights and similar arrangements(3)	95	(94)
Interest related to the settlement of tax cases(4)	872	201
Disposal of SoftBank financial instruments(5)	472	–
	880	(796)

Notes:

(1)	Excluding interest credits related to a tax case settlement.
(2)

Comprises foreign exchange rate differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange rate differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(3)	Includes foreign exchange rate movements, accretion expense and fair value charges. Further details of these options are provided on page 23.
(4)	The £872 million in the year ended 31 March 2011 relates to the settlement of a tax case and the £201 million in the year ended 31 March 2010 relates to the settlement of the German tax loss claim.
(5)	See “Other significant developments” on page 24.

Net financing costs before income from investments decreased from £1,024 million to £852 million primarily due to a reduction in net debt, partially offset by an increase in average interest rates for debt denominated in US dollars. At 31 March 2011 the provision for potential interest charges arising on settlement of outstanding tax issues was £398 million (31 March 2010: £1,312 million), with the reduction primarily reflecting the settlement of a tax case.

Taxation

	2011	2010
	£m	£m

Income tax expense	1,628	56
Tax on adjustments to derive adjusted profit before tax	(232)	(39)
Tax benefit related to settlement of tax cases(1)	929	2,103
Adjusted income tax expense	2,325	2,120
Share of associates’ tax	519	572
Adjusted income tax expense for purposes of calculating adjusted tax rate	2,844	2,692

Profit before tax	9,498	8,674
Adjustments to derive adjusted profit before tax(2)	1,505	1,890
Adjusted profit before tax	11,003	10,564
Add: Share of associates’ tax and non-controlling interest	604	652
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	11,607	11,216

Adjusted effective tax rate	24.5%	24.0%

Notes:

(1)	The £929 million in the year ended 31 March 2011 relates to the settlement of a tax case and the £2,103 million in the year ended 31 March 2010 relates to the settlement of the German tax loss claim.
(2)	See “Earnings per share” on page 12.

The adjusted effective tax rate for the year ended 31 March 2011 was 24.5%. This is in line with the adjusted effective tax rate for the year ended 31 March 2010 of 24.0%. Tax on adjustments to derive adjusted profit before tax includes tax payable on the gain on the disposal of the Group’s 3.2% interest in China Mobile Limited.

Income tax expense includes a credit of £929 million arising as a result of the settlement of a tax case in July 2010. For further details see note 4 to the consolidated financial statements in the half-year financial report for the six months ended 30 September 2010.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share increased by 4.0% to 16.75 pence for the year ended 31 March 2011 due to growth in adjusted earnings and a reduction in shares arising from the Group’s share buyback programme. Basic earnings per share decreased to 15.2 pence primarily due to the £6,150 million of impairment charges partially offset by a gain on disposal of the Group’s 3.2% interest in China Mobile Limited and the settlement of a tax case.

	2011	2010
	£m	£m

Profit attributable to equity shareholders	7,968	8,645

Pre-tax adjustments:
Impairment loss	6,150	2,100
Other income and expense(1)(4)	72	(114)
Non-operating income and expense(2)(4)	(3,022)	10
Investment income and financing costs(3)(4)	(1,695)	(106)
	1,505	1,890

Taxation(4)	(697)	(2,064)
Adjusted profit attributable to equity shareholders	8,776	8,471

	Million	Million
Weighted average number of shares outstanding – basic	52,408	52,595
Weighted average number of shares outstanding – diluted	52,748	52,849

Notes:
(1)

The year ended 31 March 2011 includes £56 million representing the net loss on disposal of certain Alltel investments by Verizon Wireless. This is included within the line item “Share of results in associates” in the consolidated income statement.

(2)	The year ended 31 March 2011 includes £3,019 million representing the profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited.
(3)	See notes 2, 3, 4 and 5 in “Net investment income/(financing costs)” on page 11.
(4)	These amounts comprise “Other net income” of £5,342 million.

FINANCIAL RESULTS

Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
31 March 2011
Voice revenue	3,466	3,237	3,319	2,545	5,318	(1)	17,884
Messaging revenue	790	849	345	1,148	974	–	4,106
Data revenue	1,250	602	537	762	720	–	3,871
Fixed line revenue	1,813	574	314	31	271	–	3,003
Other service revenue	152	170	220	445	504	(258)	1,233
Service revenue	7,471	5,432	4,735	4,931	7,787	(259)	30,097	(3.4)	(0.4)
Other revenue	429	290	398	340	466	(5)	1,918
Revenue	7,900	5,722	5,133	5,271	8,253	(264)	32,015	(2.5)	0.6
Direct costs	(1,729)	(1,305)	(1,050)	(1,548)	(2,398)	259	(7,771)
Customer costs	(2,399)	(1,169)	(1,990)	(1,928)	(2,191)	5	(9,672)
Operating expenses	(820)	(605)	(531)	(562)	(1,231)	–	(3,749)
EBITDA	2,952	2,643	1,562	1,233	2,433	–	10,823	(7.1)	(3.7)
Depreciation and amortisation:
Acquired intangibles	–	–	(1)	–	(127)	–	(128)
Purchased licences	(472)	(102)	(7)	(333)	(136)	–	(1,050)
Other	(932)	(638)	(639)	(552)	(1,158)	–	(3,919)
Adjusted operating profit	1,548	1,903	915	348	1,012	–	5,726	(9.8)	(6.1)

EBITDA margin	37.4%	46.2%	30.4%	23.4%	29.5%		33.8%

31 March 2010
Voice revenue	3,895	3,658	3,859	2,681	5,732	(1)	19,824
Messaging revenue	778	894	400	1,020	926	–	4,018
Data revenue	1,018	516	488	593	630	–	3,245
Fixed line revenue	1,900	540	318	31	181	–	2,970
Other service revenue	131	172	233	386	474	(294)	1,102
Service revenue	7,722	5,780	5,298	4,711	7,943	(295)	31,159
Other revenue	286	247	415	314	414	(2)	1,674
Revenue	8,008	6,027	5,713	5,025	8,357	(297)	32,833
Direct costs	(1,728)	(1,359)	(1,161)	(1,521)	(2,364)	295	(7,838)
Customer costs	(2,221)	(1,150)	(2,035)	(1,813)	(2,136)	2	(9,353)
Operating expenses	(937)	(675)	(561)	(550)	(1,275)	–	(3,998)
EBITDA	3,122	2,843	1,956	1,141	2,582	–	11,644
Depreciation and amortisation:
Acquired intangibles	–	(10)	(2)	(7)	(179)	–	(198)
Purchased licences	(446)	(104)	(7)	(333)	(123)	–	(1,013)
Other	(981)	(622)	(637)	(646)	(1,196)	–	(4,082)
Adjusted operating profit	1,695	2,107	1,310	155	1,084	–	6,351

EBITDA margin	39.0%	47.2%	34.2%	22.7%	30.9%		35.5%

Change at constant exchange rates	%	%	%	%	%
Voice revenue	(7.3)	(7.8)	(10.4)	(5.1)	(4.5)
Messaging revenue	5.8	(1.0)	(10.0)	12.6	8.2
Data revenue	27.9	21.5	14.8	28.5	18.5
Fixed line revenue	(0.5)	10.7	2.8	1.9	55.3
Other service revenue	21.1	2.6	(1.4)	15.3	9.4
Service revenue	0.8	(2.1)	(6.9)	4.7	1.0
Other revenue	56.2	21.8	(0.2)	8.2	17.2
Revenue	2.8	(1.1)	(6.4)	4.9	1.8
Direct costs	4.2	–	(5.7)	1.8	4.0
Customer costs	12.7	6.0	1.9	6.4	5.7
Operating expenses	(8.9)	(6.8)	(1.6)	2.1	(0.9)
EBITDA	(1.5)	(3.1)	(16.8)	8.0	(2.2)
Depreciation and amortisation:
Acquired intangibles	–	(100.0)	(50.0)	(100.0)	(27.0)
Purchased licences	10.3	3.0	–	–	14.3
Other	0.5	6.7	4.6	(14.6)	(0.4)
Adjusted operating profit	(4.9)	(5.9)	(27.3)	125.1	(1.7)

EBITDA margin movement (pps)	(1.6)	(1.0)	(3.9)	0.7	(1.2)

Note:

(1)     The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 29.

FINANCIAL RESULTS

Revenue declined by 2.5% reflecting a 3.2 percentage point impact from unfavourable foreign exchange rate movements. On an organic basis service revenue declined by 0.4%(*) reflecting reductions in most markets offset by growth in Germany, the UK, the Netherlands and Turkey. The decline was primarily driven by lower voice revenue resulting from continued market and regulatory pressure on pricing and the challenging economic climate, partially offset by growth in data and fixed line revenue.

EBITDA decreased by 7.1% including a 3.5 percentage point impact from unfavourable exchange rate movements. On an organic basis EBITDA decreased by 3.7%(*), with a 1.7 percentage point decline in EBITDA margin resulting from a reduction in service revenue in most markets and higher customer investment, partially offset by operating cost savings.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue - Europe	0.6	0.1	(3.2)	(2.5)

Service revenue
Germany	0.8	–	(4.1)	(3.3)
Italy	(2.1)	–	(3.9)	(6.0)
Spain	(6.9)	–	(3.7)	(10.6)
UK	4.7	–	–	4.7
Other Europe	0.5	0.5	(3.0)	(2.0)
Europe	(0.4)	0.1	(3.1)	(3.4)

EBITDA
Germany	(1.5)	–	(3.9)	(5.4)
Italy	(3.1)	–	(3.9)	(7.0)
Spain	(16.8)	–	(3.3)	(20.1)
UK	8.0	–	–	8.0
Other Europe	(2.4)	0.2	(3.6)	(5.8)
Europe	(3.7)	0.1	(3.5)	(7.1)

Adjusted operating profit
Germany	(4.9)	–	(3.8)	(8.7)
Italy	(5.9)	–	(3.8)	(9.7)
Spain	(27.3)	–	(2.9)	(30.2)
UK	125.1	–	–	125.1
Other Europe	(2.0)	0.3	(4.9)	(6.6)
Europe	(6.1)	0.1	(3.8)	(9.8)

Germany

Service revenue increased by 0.8%(*) driven by strong data and messaging revenue growth. Data revenue grew by 27.9%(*) as a result of increased penetration of smartphones and Superflat Internet tariffs. Mobile revenue remained stable in the fourth quarter despite a termination rate cut effective from 1 December 2010. Enterprise revenue grew by 3.6%(*) driven by strong customer and data revenue growth.

EBITDA declined by 1.5%(*), with a 1.6 percentage point reduction in the EBITDA margin. This decline was driven by increased customer acquisition and retention, contributed to by the launch of the iPhone in the third quarter, partially offset by operating cost efficiencies.

During the year we acquired LTE spectrum in Germany and launched LTE services towards the end of the year, initially targeting rural areas underserved by fixed broadband.

Italy

Service revenue declined by 2.1%(*) primarily driven by the challenging economic and competitive environment, the impact of termination rate cuts and customer tariff optimisation. The average contract customer base grew by 12.6% enabling the partial offset of these pressures. Data revenue growth remained strong at 21.5%(*) driven by the high level of customers migrating to smartphones and taking advantage of data plans. There was continued investment to improve quality and coverage of the network. Fixed line revenue continued to grow with the broadband customer base reaching 1.7 million at 31 March 2011 on a 100% basis.

FINANCIAL RESULTS

EBITDA decreased by 3.1%(*), with a fall in the EBITDA margin of 1.0 percentage point, as a result of the decline in service revenue and higher investment in acquisition and retention costs partially offset by a reduction in operating expenses.

Spain

Service revenue declined by 6.9%(*) impacted by continued intense competition, general economic weakness and the penetration of lower priced tariffs into the customer base. New integrated plans were introduced in the third quarter in response to the demand for combined voice and data tariffs driven by the increase in smartphones. Data revenue grew by 14.8%(*) driven by mobile broadband and mobile internet. One-off items contributed to a 1.8 percentage point(*) improvement to service revenue growth for the fourth quarter.

EBITDA declined 16.8%(*), with a 3.8 percentage point fall in the EBITDA margin, due to lower service revenue and proportionately higher acquisition and retention costs, partially offset by a reduction in operating expenses.

UK

Service revenue increased by 4.7%(*) driven by data revenue growth due to increasing penetration of smartphones and mobile internet bundles, and strong net contract customer additions, which more than offset continued competitive pressures and weaker prepaid revenue. The termination rate cuts announced in March 2011 are expected to have a significant negative impact on revenue growth during the 2012 financial year.

EBITDA increased by 8.0%(*) with the EBITDA margin increasing by 0.7 percentage points, reflecting higher service revenue partially offset by higher customer acquisition and retention costs.

Other Europe

Service revenue increased by 0.5%(*) with growth in Turkey and the Netherlands being partially offset by declines in  other markets due to the challenging economic environment and intense competitive factors. In Turkey service revenue grew by 28.9%(*) driven by strong growth in both data and voice revenue, despite a 52% cut in termination rates effective from 1 April 2010. In Greece service revenue declined by 19.4%(*) with intense competition driving a reduction in prepaid revenue and economic factors leading to customer tariff optimisation.

EBITDA declined by 2.4%(*), with declines in all markets except Turkey and the Netherlands, due primarily to lower service revenue and higher acquisition and retention costs partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa, Middle East and Asia Pacific(1)

	India	Vodacom	Other Africa, Middle East and Asia Pacific	Eliminations	Africa, Middle East and Asia Pacific	% change
	£m	£m	£m	£m	£m	£	Organic(2)
31 March 2011
Voice revenue	3,041	3,528	2,467	–	9,036
Messaging revenue	171	285	448	–	904
Data revenue	247	577	392	–	1,216
Fixed line revenue	7	216	176	–	399
Other service revenue	338	233	167	(1)	737
Service revenue	3,804	4,839	3,650	(1)	12,292	20.0	9.5
Other revenue	51	640	321	–	1,012
Revenue	3,855	5,479	3,971	(1)	13,304	20.0	9.5
Direct costs	(1,114)	(1,168)	(1,202)	1	(3,483)
Customer costs	(534)	(1,652)	(1,038)	–	(3,224)
Operating expenses	(1,222)	(815)	(561)	–	(2,598)
EBITDA	985	1,844	1,170	–	3,999	20.8	7.5
Depreciation and amortisation:
Acquired intangibles	(357)	(554)	(55)	–	(966)
Purchased licences	(5)	–	(117)	–	(122)
Other	(608)	(463)	(619)	–	(1,690)
Share of result in associates	–	–	51	–	51
Adjusted operating profit	15	827	430	–	1,272	55.5	8.6

EBITDA margin	25.6%	33.7%	29.5%		30.1%

31 March 2010
Voice revenue	2,547	3,043	2,268	–	7,858
Messaging revenue	108	243	391	–	742
Data revenue	169	342	268	–	779
Fixed line revenue	2	172	145	–	319
Other service revenue	243	154	152	(1)	548
Service revenue	3,069	3,954	3,224	(1)	10,246
Other revenue	45	496	302	–	843
Revenue	3,114	4,450	3,526	(1)	11,089
Direct costs	(880)	(1,034)	(1,031)	1	(2,944)
Customer costs	(424)	(1,134)	(940)	–	(2,498)
Operating expenses	(1,003)	(754)	(578)	–	(2,335)
EBITDA	807	1,528	977	–	3,312
Depreciation and amortisation:
Acquired intangibles	(340)	(611)	(61)	–	(1,012)
Purchased licences	–	–	(110)	–	(110)
Other	(504)	(395)	(527)	–	(1,426)
Share of result in associates	–	(2)	56	–	54
Adjusted operating (loss)/profit	(37)	520	335	–	818

EBITDA margin	25.9%	34.3%	27.7%		29.9%

Change at constant exchange rates
	%	%	%
Voice revenue	11.9	6.2	3.0
Messaging revenue	49.3	7.1	3.6
Data revenue	36.8	53.5	34.8
Fixed line revenue	185.3	23.3	14.9
Other service revenue	31.0	43.1	3.4
Service revenue	16.2	12.5	6.3
Other revenue	7.3	16.8	(2.9)
Revenue	16.1	13.0	5.5
Direct costs	18.5	4.6	9.3
Customer costs	17.7	33.0	0.5
Operating expenses	14.0	0.5	(9.4)
EBITDA	15.1	9.8	15.7
Depreciation and amortisation:
Acquired intangibles	(1.7)	(18.3)	(17.9)
Purchased licences	–	–	4.5
Other	13.0	9.2	10.5
Share of result in associates	–	–	(8.2)
Adjusted operating profit	(134.0)	43.9	31.4

EBITDA margin movement (pps)	(0.2)	(0.9)	2.6

(1)             The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 29.

(2)             Organic growth includes Vodacom at the current level of ownership and excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

FINANCIAL RESULTS

Revenue grew by 20.0% with an 8.5 percentage point benefit from foreign exchange rate movements and the full year impact of the consolidation of Vodacom results from 18 May 2009 partially offset by the impact of the creation of the Vodafone Hutchison Australia (‘VHA’) joint venture on 9 June 2009. On an organic basis service revenue grew by 9.5%(*) despite the impact of MTR reductions and difficult economic environments. The growth was driven by a strong performance in India and continued growth from Vodacom and the rest of the region, other than Egypt where performance was impacted by the socio-political unrest during the fourth quarter.

EBITDA grew by 20.8% with foreign exchange rate movements contributing 8.0 percentage points of growth. On an organic basis EBITDA grew by 7.5%(*) driven primarily by growth in India, together with improvements in Vodacom, Ghana, Qatar and New Zealand, partially offset by a decline in Egypt following pricing pressure and socio-political unrest.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Africa, Middle East and Asia Pacific	9.5	2.0	8.5	20.0

Service revenue
India	16.2	–	7.7	23.9
Vodacom	5.8	6.7	9.9	22.4
Other Africa, Middle East and Asia Pacific	7.2	(0.9)	6.9	13.2
Africa, Middle East and Asia Pacific	9.5	2.2	8.3	20.0

EBITDA
India	15.1	–	7.0	22.1
Vodacom	4.9	4.9	10.9	20.7
Other Africa, Middle East and Asia Pacific	5.1	10.6	4.1	19.8
Africa, Middle East and Asia Pacific	7.5	5.3	8.0	20.8

Adjusted operating profit
India	134.0	–	6.5	140.5
Vodacom	5.7	38.2	15.1	59.0
Other Africa, Middle East and Asia Pacific	2.2	29.2	(3.0)	28.4
Africa, Middle East and Asia Pacific	8.6	39.9	7.0	55.5

India

Service revenue grew by 16.2%(*) including a 1.7 percentage point(*) benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by a 39.0% increase in the average mobile customer base and stable usage per customer trends, partially offset by a fall in the effective rate per minute due to an increase in the penetration of lower priced tariffs into the customer base and strong competition in the market.

February 2011 saw the launch of commercial 3G services following the purchase of 3G spectrum in May 2010 and subsequent network build. By the end of the year 1.5 million customers had activated their 3G access.

EBITDA grew by 15.1%(*) driven by the increase in the customer base and economies of scale, which absorbed pricing and cost pressures.

Vodacom

Service revenue grew by 5.8%(*) driven by South Africa where growth in data revenue of 35.9%(*)(1) offset a decline in voice revenue caused by termination rate cuts effective from 1 March 2010 and 1 March 2011.

In South Africa data revenue growth was driven by a 48.9%(*) increase in data usage due to strong growth in mobile connect cards and smartphones. In addition, successful commercial activity, particularly in off-peak periods, drove higher voice usage during the year which partially offset the impact of termination rate cuts. Net customer additions returned to pre-registration levels for the first time in the third quarter, with the trend continuing during the fourth quarter with net additions of 1.2 million.

In Vodacom’s operations outside South Africa service revenue growth continued with strong performances from Tanzania and Mozambique. Trading conditions remain challenging in the Democratic Republic of Congo and the Gateway operations.

FINANCIAL RESULTS

EBITDA grew by 4.9%(*) driven by the increase in service revenue, strong handset sales and lower interconnection costs, partially offset by higher operating expenses.

On 1 April 2011 Vodacom refreshed its branding to more closely align with that of the Group.

Other Africa, Middle East and Asia Pacific

Service revenue grew by 7.2%(*) with growth across all markets except Egypt. In Qatar the customer base reached 757,000 by the end of the year, with 45% of the population now actively using Vodafone services. The decline in Egypt service revenue was driven by a combination of termination rate reductions, competitive pressure on pricing and socio-political unrest during the fourth quarter, offset in part by strong customer and data revenue growth during the year. In Ghana service revenue growth of 21.0%(*) was supported by competitive tariffs and improved brand awareness.

VHA integration remains on track and a number of important initiatives were completed during the financial year to begin realising the benefits of the merger. Contact centre operations were consolidated into two major centres in Hobart and Mumbai India, substantial progress was made in the consolidation of the retail footprint and a major refit of retail stores is underway. VHA appointed new suppliers for network managed services, core, transmission and IT managed services.

EBITDA increased by 5.1%(*) driven by growth in Ghana, New Zealand and Qatar partially offset by a decline in Egypt resulting primarily from the lower effective price per minute but also impacted by the socio-political unrest during the fourth quarter.

Note:

(1)	Data revenue in South Africa grew by 41.8%(*). Excluding the impact of reclassifications between messaging and data revenue during the year, data revenue grew by 35.9%(*).

FINANCIAL RESULTS

Verizon Wireless(1)(2)

	2011	2010	% change
	£m	£m	£	Organic(3)

Service revenue	17,238	15,898	8.4	5.8
Revenue	18,711	17,222	8.6	6.0
EBITDA	7,313	6,689	9.3	6.7
Interest	(261)	(298)	(12.4)
Tax(2)	(235)	(205)	14.6
Group’s share of result in Verizon Wireless	4,569	4,112	11.1	8.5

KPIs (100% basis)
Customers ('000)(4)	88,414	85,715
Average monthly ARPU (US$)	57.2	55.8
Churn	16.3%	16.9%
Messaging and data as a percentage of service revenue	32.9%	28.7%

Notes:

(1)          All amounts represent the Group’s share unless otherwise stated.

(2)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

(3)          Organic growth rates include the impact of a non-cash revenue adjustment which was recorded by Verizon Wireless to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, EBITDA and the Group’s share of result in Verizon Wireless would have been 6.4%, 6.6%, 8.2% and 10.8% respectively.

(4)          In order to align with the customer numbers reported externally by Verizon Wireless, customers were restated to reflect retail customers only. Comparatives are presented on the revised basis.

In the United States Verizon Wireless reported 2.6 million net mobile customer additions bringing its closing mobile customer base to 88.4 million, a 3.1% increase. Customer growth improved in the fourth quarter of the year following the launch of the iPhone on the Verizon Wireless network in February 2011.

Service revenue growth of 5.8%(*) was driven by the expanding customer base and robust data revenue primarily derived from growth in the penetration of smartphones.

The EBITDA margin remained strong despite the competitive challenges and economic environment. Efficiencies in operating expenses and lower customer acquisition costs resulting from lower volumes have been partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

As part of the regulatory approval for the Alltel acquisition, Verizon Wireless was required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets, encompassing 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. On 22 June 2010 Verizon Wireless completed the sale of network assets and mobile licences in the remaining 79 markets to AT&T Mobility for US$2.4 billion. As a result the Verizon Wireless customer base reduced by approximately 2.1 million net customers on a 100% basis, partially offset by certain adjustments in relation to the Alltel acquisition.

On 23 August 2010 Verizon Wireless acquired a spectrum licence, network assets and related customers in southwest Mississippi and in Louisiana, formerly owned by Centennial Communications Corporation, from AT&T Inc. for cash consideration of US$0.2 billion. This acquisition was made to enhance Verizon Wireless’ network coverage in these two locations.

Verizon Wireless’ net debt at 31 March 2011 totalled US$9.6 billion (31 March 2010: US$22.4 billion).

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2011	2010
	£m	£m	%

Cash generated by operations	15,392	15,337	0.4
Cash capital expenditure(1)	(5,658)	(5,986)
Disposal of property, plant and equipment	51	48
Operating free cash flow	9,785	9,399	4.1
Taxation	(2,597)	(2,273)
Dividends received from associates and investments(2)	1,509	1,577
Dividends paid to non-controlling shareholders in subsidiaries	(320)	(56)
Interest received and paid	(1,328)	(1,406)
Free cash flow	7,049	7,241	(2.7)
Other amounts(3)	45	–
Licence and spectrum payments	(2,982)	(989)
Acquisitions and disposals(4)	(183)	(2,683)
Contributions from non-controlling shareholders in subsidiaries(5)	–	613
Equity dividends paid	(4,468)	(4,139)
Purchase of treasury shares	(2,087)	–
Foreign exchange	834	1,038
Other(6)	5,250	(174)
Net debt decrease	3,458	907
Opening net debt	(33,316)	(34,223)
Closing net debt	(29,858)	(33,316)	(10.4)

Notes:

(1)     Cash paid for purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.

(2)     The year ended 31 March 2011 includes £1,024 million (2010: £1,034 million) from the Group’s interest in Verizon Wireless.

(3)     Comprises items in respect of: a tax case settlement (£800 million), tax relating to the disposal of China Mobile (£208 million), the SoftBank disposal (£1,409 million) and the court deposit made in respect of the India tax case (£356 million). The latter is included within the line item “Purchase of interests in subsidiaries and joint ventures, net of cash acquired” in the consolidated statement of cash flows.

(4)     The year ended 31 March 2011 includes net cash and cash equivalents paid of £183 million (2010: £1,777 million) and assumed debt of £nil (2010: £906 million).

(5)     The year ended 31 March 2010 includes £613 million in relation to Qatar.

(6)     The year ended 31 March 2011 includes £4,264 million in relation to the disposal of the Group’s 3.2% interest in China Mobile Limited.

Free cash flow decreased by 2.7% to £7,049 million primarily due to higher taxation payments and dividends to non-controlling shareholders in subsidiaries partially offset by improved cash generated from operations and lower payments for capital expenditure.

Cash generated by operations increased by 0.4% to £15,392 million primarily driven by foreign exchange rate movements and working capital improvements. Cash capital expenditure decreased by £328 million primarily due to lower expenditure in India. The Group invested £2,982 million in licences and spectrum including £1,725 million in India and £1,210 million in Germany.

Payments for taxation increased by 14.3% to £2,597 million primarily due to the absence of the one-time benefit of additional tax deductions which were available in Italy in the prior financial year.

Dividends received from associates and investments were stable at £1,509 million.

Net interest payments decreased by 5.5% to £1,328 million primarily due to lower average net debt.

LIQUIDITY AND CAPITAL RESOURCES

An analysis of net debt is as follows:

	2011	2010
	£m	£m

Cash and cash equivalents(1)	6,252	4,423

Short-term borrowings
Bonds	(2,470)	(1,174)
Commercial paper(2)	(1,660)	(2,563)
Put options over non-controlling interests	(3,113)	(3,274)
Bank loans	(2,070)	(3,460)
Other short-term borrowings(1)	(593)	(692)
	(9,906)	(11,163)

Long-term borrowings
Put options over non-controlling interests	(78)	(131)
Bonds, loans and other long-term borrowings	(28,297)	(28,501)
	(28,375)	(28,632)

Other financial instruments(3)	2,171	2,056
Net debt	(29,858)	(33,316)

Notes:

(1)     At 31 March 2011 the amount includes £531 million (2010: £604 million) in relation to cash received under collateral support agreements.

(2)     At 31 March 2011 US$551 million was drawn under the US commercial paper programme and €1,490 million was drawn under the euro commercial paper programme.

(3)     Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (31 March 2011: £2,045 million; 2010: £2,128 million) and trade and other payables (31 March 2011: £548 million; 2010: £460 million); and ii) short-term investments primarily in index linked government bonds included as a component of other investments (31 March 2011: £674 million; 2010: £388 million).

Net debt decreased by £3,458 million to £29,858 million primarily due to the sale of the Group’s interests in SoftBank and the element of the proceeds from the sale of the 3.2% interest in China Mobile Limited which was not committed to the share buyback programme. The £7,049 million free cash flow generated during the year was primarily used to fund £4,468 million of dividend payments to shareholders as well as spectrum purchases totalling £2,935 million in Germany and India.

The following table sets out the Group’s undrawn committed bank facilities:

		31 March
		2011
	Maturity	£m

US$4.2 billion committed revolving credit facility provided by 30 banks(1)	March 2016	2,596
€4.2 billion committed revolving credit facility provided by 31 banks(1)	July 2015	3,666
Other committed credit facilities	Various	985
Undrawn committed facilities		7,247

Note:

(1)     Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion respectively.

The Group’s £1,660 million of commercial paper maturing within one year is covered 4.3 times by the £7.2 billion of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (“EMTN”) programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2011 the total amounts in issue under these programmes split by currency were US$14.3 billion, £2.6 billion, €10.6 billion and £0.2 billion sterling equivalent of other currencies.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2011 the Group had bonds outstanding with a nominal value of £20,987 million (31 March 2010: £21,963 million). Details of bonds issued between 1 April 2010 and 30 September 2010 are included in the Group’s half-year financial report for the six months ended 30 September 2010. Between 1 October 2010 and 31 March 2011 the following bonds were issued:

Date issued	Maturity	Currency	Amount million	Sterling equivalent million	US shelf programme or EMTN programme

March 2011	March 2016	US$	600	374	US shelf programme

March 2011	March 2021	US$	500	311	US shelf programme

Dividends

In May 2010 the directors issued a dividend per share growth target of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced a final dividend of 6.05 pence per share representing a 7.1% increase over last year’s final dividend. Total dividends for the year increased by 7.1% to 8.90 pence per share.

The ex-dividend date for the final dividend is 1 June 2011 for ordinary shareholders, the record date is 3 June 2011 and the dividend is payable on 5 August 2011. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to us. Please refer to www.vodafone.com/investor for further information.

Share buyback programme

Following the disposal of the Group’s 3.2% interest in China Mobile Limited on 10 September 2010, the Group initiated a £2.8 billion share buyback programme under the authority granted by the shareholders at the 2010 AGM. In addition to ordinary market purchases the Group placed irrevocable purchase instructions with a number of banks to enable the banks to buy back shares on our behalf when we may otherwise have been prohibited from buying in the market.

Details of the shares purchased to date, including those purchased under irrevocable instructions, are shown below:

	Number of shares purchased(1)	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buyback programme(2)	Maximum value of shares that may yet be purchased under the programme(3)
Date of share purchase	’000	Pence	’000	£m

September 2010	115,400	161.78	115,400	2,613
October 2010	187,500	165.50	302,900	2,303
November 2010	209,400	170.21	512,300	1,947
December 2010	162,900	167.44	675,200	1,674
January 2011	177,090	176.67	852,290	1,361
February 2011	134,700	179.23	986,990	1,120
March 2011	250,900	177.26	1,237,890	675
April 2011	135,100	176.81	1,372,990	436
May 2011	127,000	170.14	1,499,990	220
Total	1,499,990 (4)	172.01	1,499,990	220

Notes:

(1)        The nominal value of shares purchased is 11 3/7 US cents each.

(2)        No shares were purchased outside the publicly announced share buyback programme.

(3)        In accordance with shareholder authority granted at the 2010 AGM.

(4)        The total number of shares purchased represents 2.9% of our issued share capital, excluding treasury shares, at 16 May 2011.

OTHER SIGNIFICANT DEVELOPMENTS

On 3 April 2011 the Group announced an agreement to sell its entire 44% shareholding in SFR to Vivendi. The Group intends to return £4 billion of the net proceeds from the sale to shareholders by way of a share buyback programme. The share buyback will be carried out after the completion of the existing programme which is expected to be completed in June 2011.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

On 30 March 2011 the Essar Group exercised its underwritten put option over 22.0% of Vodafone Essar Limited (‘VEL’) following which, on 31 March 2011, the Group exercised its call option over the remaining 11.0% of VEL owned by the Essar Group. The total consideration due under these two options is US$5 billion (£3.1 billion).

Details of other call and put option agreements, including those in relation to the United States, are available on page 44 of the Group’s annual report for the year ended 31 March 2010.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax case

Vodafone Essar Limited (‘VEL’) and Vodafone International Holdings B.V. (‘VIHBV’) each received notices in August 2007 and September 2007 respectively, from the Indian tax authority alleging potential liability in connection with alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned subsidiary that indirectly holds interests in VEL. Following the receipt of such notices, VEL and VIHBV each filed writs seeking orders that their respective notices be quashed and that the tax authority take no further steps under the notices. Initial hearings were held before the Bombay High Court and in the case of VIHBV the High Court admitted the writ for final hearing in June 2008. In December 2008 the High Court dismissed VIHBV’s writ. VIHBV subsequently filed a special leave petition to the Supreme Court to appeal the High Court’s dismissal of the writ. On 23 January 2009 the Supreme Court referred the question of the tax authority’s jurisdiction to seek to pursue tax back to the tax authority for adjudication on the facts with permission granted to VIHBV to appeal that decision back to the High Court should VIHBV disagree with the tax authority’s findings. On 30 October 2009 VIHBV received a notice from the tax authority requiring VIHBV to show cause as to why it believed that the tax authority did not have competent jurisdiction to proceed against VIHBV for the default of non-deduction of withholding tax from consideration paid to HTIL. VIHBV provided a response on 29 January 2010. On 31 May 2010, VIHBV received an order from the Indian tax authority confirming their view that they did have jurisdiction to proceed against VIHBV as well as a further notice alleging that VIHBV should be treated as the agent of HTIL for the purpose of recovering tax on the transaction. VIHBV appealed this ruling to the Bombay High Court. On 8 September, 2010, the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. A hearing before the Supreme Court took place on 27 September 2010 at which the Supreme Court noted the appeal and asked the tax authority to quantify any liability. On 22 October 2010 the Indian tax authority quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) of tax and interest. VIHBV has contested the amount of such demand both on the basis of the calculation and on the basis that no tax was due in any event. On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£356 million) and provide a guarantee for INR 85 billion (£1,188 million) pending final adjudication of the case, which request it duly complied with. The Supreme Court will now hear the appeal on the issue of jurisdiction as well as on the challenge to quantification on 19 July 2011. On 23 March 2011 VIHBV received a notice requesting it to explain why it should not be liable for penalties of up to 100% of any tax found due, for alleged failure to withhold. On 15 April 2011 the Supreme Court, in response to an application made by VIHBV, allowed the Indian tax authority to continue its investigations into the application of penalties but stayed the Indian tax authorities from enforcing any liability until after the outcome of the Supreme Court hearing scheduled for 19 July 2011. After investigations, on 29 April 2011, the Indian tax authority raised an order alleging penalties were due, but noting that these will not be enforced in line with the Supreme Court stay. In addition the separate proceedings taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction have been deferred until the outcome in the first matter is known. VEL’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV believes that neither it nor any other member of the Group is liable for such withholding tax, or is liable to be made an agent of HTIL; however, the outcome of the proceedings remains uncertain and such proceedings may or may not dispose of the matter in its entirety and there can be no assurance that any outcome will be favourable to VIHBV or the Group.

OTHER SIGNIFICANT DEVELOPMENTS

In light of the uncertainty created by the Indian tax authority’s actions as set out above, VIHBV, through its indirect wholly owned subsidiary Euro Pacific Securities Ltd, has sought confirmation from the Authority for Advanced Rulings (‘AAR’) in India on whether withholding tax is due in respect of consideration payable on the acquisition of Essar Group’s (‘Essar’) offshore holding in VEL. A ruling from the AAR is expected by the end of May 2011. The Group does not believe that there is any legal requirement to withhold tax in respect of these transactions but if, contrary to expectations, the AAR directs tax to be withheld, this amount is anticipated to be approximately an additional US$1.0 billion.

SFR

On 3 April 2011 the Group announced an agreement to sell its entire 44% shareholding in Société Française du Radiotéléphone S.A. (‘SFR’) to Vivendi for a cash consideration of €7.75 billion (£6.8 billion). Vodafone will also receive a final dividend from SFR of €200 million (£176 million) on completion of the transaction.

Subject to customary competition authority and regulatory approvals, the transaction is expected to complete during the second calendar quarter of 2011.

At 31 March 2011 the SFR investment had a carrying value of €4.7 billion (£4.2 billion) and was reported within the Non-Controlled Interests and Common Functions segment.

SoftBank

On 9 November 2010 Vodafone agreed to sell to SoftBank Corp. of Japan its interests in loan notes issued by SoftBank Mobile Corp. and preferred stock and share acquisition rights issued by BB Mobile Corp. (both subsidiaries of SoftBank Corp.), which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion).

The consideration is receivable in two tranches: ¥212.5 billion (£1.6 billion) was received in December 2010 and the remaining ¥200 billion (£1.5 billion) is expected to be received in April 2012.

China Mobile

On 10 September 2010 Vodafone sold its entire 3.2% interest in China Mobile Limited. The cash consideration was £4.3 billion before tax and transaction costs and resulted in a pre-tax gain of £3.0 billion which has been recorded in non-operating income and expense in the consolidated income statement.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2011		2010
	£m		£m
Revenue	45,884		44,472
Cost of sales	(30,814)		(29,439)
Gross profit	15,070		15,033
Selling and distribution expenses	(3,067)		(2,981)
Administrative expenses	(5,300)		(5,328)
Share of result in associates	5,059		4,742
Impairment losses	(6,150)		(2,100)
Other income and expense	(16)		114
Operating profit	5,596		9,480
Non-operating income and expense	3,022		(10)
Investment income	1,309		716
Financing costs	(429)		(1,512)
Profit before taxation	9,498		8,674
Income tax expense	(1,628)		(56)
Profit for the financial year	7,870		8,618

Attributable to:
– Equity shareholders	7,968		8,645
– Non-controlling interests	(98)		(27)
	7,870		8,618

Earnings per share
– Basic	15.20	p	16.44	p
– Diluted	15.11	p	16.36	p

Consolidated statement of comprehensive income

	2011	2010
	£m	£m
Gains on revaluation of available-for-sale investments, net of tax	310	206
Foreign exchange translation differences, net of tax	(2,132)	(1,021)
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	136	(104)
Revaluation gain	–	860
Foreign exchange gains transferred to the income statement	(630)	(84)
Fair value (gains)/losses transferred to the income statement	(2,192)	3
Other, net of tax	19	67
Other comprehensive loss	(4,489)	(73)
Profit for the financial year	7,870	8,618
Total comprehensive income for the year	3,381	8,545

Attributable to:
– Equity shareholders	3,567	8,312
– Non-controlling interests	(186)	233
	3,381	8,545

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	2011	2010
	£m	£m
Non-current assets
Goodwill	45,236	51,838
Other intangible assets	23,322	22,420
Property, plant and equipment	20,181	20,642
Investments in associates	38,105	36,377
Other investments	1,381	7,591
Deferred tax assets	2,018	1,033
Post employment benefits	97	34
Trade and other receivables	3,877	2,831
	134,217	142,766
Current assets
Inventory	537	433
Taxation recoverable	281	191
Trade and other receivables	9,259	8,784
Other investments	674	388
Cash and cash equivalents	6,252	4,423
	17,003	14,219
Total assets	151,220	156,985

Equity
Called up share capital	4,082	4,153
Additional paid-in capital	153,760	153,509
Treasury shares	(8,171)	(7,810)
Retained losses	(77,661)	(79,655)
Accumulated other comprehensive income	15,545	20,184
Total equity shareholders’ funds	87,555	90,381

Non-controlling interests	2,880	3,379
Put options over non-controlling interests	(2,874)	(2,950)
Total non-controlling interests	6	429
Total equity	87,561	90,810

Non-current liabilities
Long-term borrowings	28,375	28,632
Taxation liabilities	350	–
Deferred tax liabilities	6,486	7,377
Post employment benefits	87	237
Provisions	482	497
Trade and other payables	804	816
	36,584	37,559
Current liabilities
Short-term borrowings	9,906	11,163
Taxation liabilities	1,912	2,874
Provisions	559	497
Trade and other payables	14,698	14,082
	27,075	28,616
Total equity and liabilities	151,220	156,985

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital	Treasury shares	Accumulated comprehensive income	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2009	4,153	153,348	(8,036)	(63,303)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–	189	(119)	70	–	70
Share-based payment	–	161	–	–	161	–	161
Acquisition of subsidiaries	–	–	–	(133)	(133)	1,636	1,503
Comprehensive income	–	–	–	8,312	8,312	233	8,545
Dividends	–	–	–	(4,131)	(4,131)	(56)	(4,187)
Other	–	–	37	(97)	(60)	1	(59)
31 March 2010	4,153	153,509	(7,810)	(59,471)	90,381	429	90,810

Issue or reissue of shares	–	–	232	(125)	107	–	107
Redemption or cancellation of shares	(71)	71	1,532	(1,532)	–	–	–
Purchase of own shares	–	–	(2,125)	–	(2,125)	–	(2,125)
Share-based payment	–	180	–	–	180	–	180
Acquisition of subsidiaries	–	–	–	(120)	(120)	35	(85)
Comprehensive income	–	–	–	3,567	3,567	(186)	3,381
Dividends	–	–	–	(4,468)	(4,468)	(328)	(4,796)
Other	–	–	–	33	33	56	89
31 March 2011	4,082	153,760	(8,171)	(62,116)	87,555	6	87,561

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

	2011	2010
	£m	£m

Net cash flow from operating activities	11,995	13,064

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired	(402)	(1,777)
Purchase of intangible assets	(4,290)	(2,134)
Purchase of property, plant and equipment	(4,350)	(4,841)
Purchase of investments	(318)	(522)
Disposal of property, plant and equipment	51	48
Disposal of investments	4,467	17
Dividends received from associates	1,424	1,436
Dividends received from investments	85	141
Interest received	1,659	195
Taxation on investing activities	(208)	–
Net cash flow from investing activities	(1,882)	(7,437)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	107	70
Net movement in short-term borrowings	(573)	227
Proceeds from issue of long-term borrowings	4,861	4,217
Repayment of borrowings	(4,064)	(5,184)
Purchase of treasury shares	(2,087)	–
Equity dividends paid	(4,468)	(4,139)
Dividends paid to non-controlling shareholders in subsidiaries	(320)	(56)
Contributions from non-controlling shareholders in subsidiaries	–	613
Other transactions with non-controlling shareholders in subsidiaries	(137)	–
Interest paid	(1,578)	(1,601)
Net cash flow from financing activities	(8,259)	(5,853)

Net cash flow	1,854	(226)
Cash and cash equivalents at beginning of the year	4,363	4,846
Exchange loss on cash and cash equivalents	(12)	(257)
Cash and cash equivalents at end of the financial year	6,205	4,363

CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The preliminary results for the year ended 31 March 2011 are an abridged statement of the full annual report which was approved by the Board of directors on 17 May 2011. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditor’s report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2011 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 26 July 2011.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2011.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRS 3 (Revised) - “Business Combinations”

The Group adopted IFRS 3 (Revised) on 1 April 2010. The revised standard introduces a number of changes in the accounting for business combinations that impacts the amount of goodwill recognised, the reported results in the period in which a business combination occurs and future reported results. Whilst this standard does not have a material impact on the Group’s results or financial position for the periods presented, it may impact the Group’s accounting for any future business combinations.

IAS 27 - “Consolidated and Separate Financial Statements”

The Group adopted an amendment to IAS 27 “Consolidated and Separate Financial Statements” on 1 April 2010. This requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. Cash flows related to such transactions should be reported within financing activities in the statement of cash flows. In cases where control is lost, any retained interest should be remeasured to fair value, with the difference between fair value and the previous carrying value being recognised immediately in the income statement.

The adoption of this standard has resulted in a change in presentation within the statement of cash flows of amounts paid to acquire non-controlling interests in Group entities that do not result in a change in control. In the year ended 31 March 2011, £137 million related to such transactions was classified as “Other transactions with non-controlling shareholders in subsidiaries” within “Net cash flows from financing activities”, whereas these amounts would have previously been recorded in “Purchase of interests in subsidiaries and joint ventures, net of cash acquired” within “Cash flows from investing activities”. There is no material impact in the comparative period.

Change in segments

During the year ended 31 March 2011 the Group changed its organisational structure to enable continued improvement in the delivery of the Group’s strategic goals. The Europe region now consists of all existing controlled businesses in Europe plus the Group’s interests in Czech Republic, Hungary, Romania and Turkey. The Africa, Middle East and Asia Pacific region includes the Group’s interests in Egypt, India, Ghana, Kenya, Qatar and Vodacom as well as Australia, New Zealand and Fiji. Non-Controlled Interests and Common Functions includes Verizon Wireless, SFR and Polkomtel as well as central Group functions. Both current year and comparative financial information has been restated to reflect the new organisational structure.

CONSOLIDATED FINANCIAL STATEMENTS

2. Equity dividends

	2011	2010
	£m	£m

Declared during the financial year:
Final dividend for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share)	2,976	2,731
Interim dividend for the year ended 31 March 2011: 2.85 pence per share (2010: 2.66 pence per share)	1,492	1,400
	4,468	4,131

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2011: 6.05 pence per share (2010: 5.65 pence per share)	3,106	2,976

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9
Adjusted operating profit	Operating profit	Group results on page 9
Adjusted operating profit on guidance basis	Operating profit	Group results on page 9 and performance against 2011 financial year guidance on page 8
Adjusted profit before tax	Profit before taxation	Taxation on page 11
Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11
Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 12
Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 20
Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 20
Free cash flow on guidance basis	Cash generated by operations	Cash flows and funding beginning on page 20 and performance against 2011 financial year guidance on page 8

ADDITIONAL INFORMATION

Regional results(1)

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Germany	7,900	8,008	2,952	3,122	1,548	1,695	824	766	2,297	2,355
Italy	5,722	6,027	2,643	2,843	1,903	2,107	590	610	2,067	2,254
Spain	5,133	5,713	1,562	1,956	915	1,310	517	543	885	1,481
UK	5,271	5,025	1,233	1,141	348	155	516	494	950	662

Other Europe
Greece	927	1,158	233	311	39	99	108	164	122	177
Netherlands	1,672	1,807	568	612	342	400	173	162	435	498
Portugal	1,101	1,227	455	506	282	329	150	169	332	365
Romania	710	816	259	350	69	99	98	122	156	228
Turkey	1,566	1,148	189	(8)	(72)	(198)	435	385	(138)	(350)
Other(2)	2,277	2,201	729	811	352	355	266	280	379	571
	8,253	8,357	2,433	2,582	1,012	1,084	1,230	1,282	1,286	1,489

Intra-region eliminations	(264)	(297)	–	–	–	–	–	–	–	–
Europe	32,015	32,833	10,823	11,644	5,726	6,351	3,677	3,695	7,485	8,241

India	3,855	3,114	985	807	15	(37)	870	853	433	(7)
Vodacom	5,479	4,450	1,844	1,528	827	520	572	520	1,339	1,092

Other Africa, Middle East and Asia Pacific
Egypt	1,329	1,351	607	673	360	430	292	228	409	488
Other	2,642	2,175	563	304	70	(95)	462	466	221	(10)
	3,971	3,526	1,170	977	430	335	754	694	630	478

Intra-region eliminations	(1)	(1)	–	–	–	–	–	–	–	–
Africa, Middle East and Asia Pacific	13,304	11,089	3,999	3,312	1,272	818	2,196	2,067	2,402	1,563

Non-Controlled Interests and Common Functions	659	667	(152)	(221)	4,820	4,297	346	430	(102)	(405)
Inter-region eliminations	(94)	(117)	–	–	–	–	–	–	–	–
Group	45,884	44,472	14,670	14,735	11,818	11,466	6,219	6,192	9,785	9,399

Notes:

(1)       The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 29.

(2)       Includes elimination of £24 million (2010: £31 million) and £3 million (2010: £4 million) of intercompany revenue between operating companies within the Other Europe and Other Africa, Middle East and Asia Pacific segments respectively.

See page 31 for “Use of non-GAAP financial information” and page 36 for “Definitions of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 March

		Group(1)		Europe	Africa, Middle East and Asia Pacific
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

Voice revenue	6,482	6,891	4,161	4,705	2,250	2,112
Messaging revenue	1,281	1,221	1,036	1,002	229	211
Data revenue	1,384	1,118	1,043	873	329	236
Fixed line revenue	877	844	773	761	105	83
Other service revenue	525	438	337	301	200	157
Service revenue	10,549	10,512	7,350	7,642	3,113	2,799

			% change
		Group		Europe	Africa, Middle East and Asia Pacific
	Reported	Organic	Reported	Organic	Reported	Organic

Voice revenue	(5.9)	(3.9)	(11.6)	(8.5)	6.5	7.1
Messaging revenue	4.9	6.8	3.4	6.4	8.5	4.9
Data revenue	23.8	26.9	19.5	23.2	39.4	42.6
Fixed line revenue	3.9	6.5	1.6	4.0	26.5	29.2
Other service revenue	19.9	22.5	12.0	14.6	27.4	31.6
Service revenue	0.4	2.5	(3.8)	(0.8)	11.2	11.8

		Germany		Italy		Spain		UK		India		Vodacom
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	803	937	734	859	756	898	621	635	781	692	884	833
Messaging revenue	200	193	212	216	79	90	296	274	45	35	71	71
Data revenue	344	284	160	138	142	127	208	161	72	44	157	109
Fixed line revenue	455	478	158	144	80	80	7	8	2	1	58	47
Other service revenue	44	29	63	65	68	48	114	100	88	71	66	45
Service revenue	1,846	1,921	1,327	1,422	1,125	1,243	1,246	1,178	988	843	1,236	1,105
						% change
		Germany		Italy		Spain		UK		India		Vodacom
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(3.9)	(0.2)	(6.7)	(3.0)	(9.5)	(5.9)	5.8	5.8	17.2	18.7	11.9	8.4

Note:

(1)    The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Year ended 31 March 2011		£m	£m	£m

Operating profit	1	5,596	6,222	11,818
Non-operating income and expense	2	3,022	(3,022)	–
Net investment income/(financing costs)	3	880	(1,695)	(815)
Profit before taxation		9,498	1,505	11,003
Income tax expense	4	(1,628)	(697)	(2,325)
Profit for the financial year		7,870	808	8,678

Attributable to:
– Equity shareholders		7,968	808	8,776
– Non-controlling interests		(98)	–	(98)

Basic earnings per share		15.20p		16.75p

Notes:

(1)

Adjustment primarily relates to the £6,150 million of goodwill impairment charges and the £56 million net loss arising on the disposal by Verizon Wireless of certain markets related to the Alltel acquisition.

(2)	Adjustment primarily consists of the gain arising from the disposal of the Group’s 3.2% interest in China Mobile Limited.
(3)

Includes a £268 million adjustment in relation to foreign exchange rate movements on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006, a £472 million gain arising from the disposal of these financial instruments to SoftBank in November 2010 and an £872 million release of interest accrual on the settlement of a tax case in July 2010.

(4)

Represents £215 million tax arising on the disposal of the Group’s 3.2% interest in China Mobile Limited and £17 million relating to tax on the adjustments used to derive adjusted profit before tax offset by £929 million arising on the settlement of a tax case in July 2010.

	Note	Reported	Adjustments	Adjusted
Year ended 31 March 2010		£m	£m	£m

Operating profit	1	9,480	1,986	11,466
Non-operating income and expense		(10)	10	–
Net financing costs	2	(796)	(106)	(902)
Profit before taxation		8,674	1,890	10,564
Income tax expense	3	(56)	(2,064)	(2,120)
Profit for the financial year		8,618	(174)	8,444

Attributable to:
– Equity shareholders		8,645	(174)	8,471
– Non-controlling interests		(27)	–	(27)

Basic earnings per share		16.44p		16.11p

Notes:

(1)

Adjustment consists of the impairment losses in relation to Vodafone India, the gain on disposal arising from the merger of Vodafone Australia with Hutchison 3G Australia and the reversal of the licence impairment charge in relation to Vodafone Turkey.

(2)

Includes a £201 million adjustment in relation to interest on settlement of German tax claim partially offset by a £1 million adjustment in relation to foreign exchange rate movements on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 and a £94 million adjustment in relation to equity put rights and similar arrangements.

(3)

Includes £2,103 million relating to the conclusion of the 2001 tax audit in respect of write down in Germany and a £39 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

ADDITIONAL INFORMATION

Mobile customers(1)(2)

(in thousands)

Country	1 January 2011	Net additions	Other movements	31 March 2011	Prepaid

Europe
Germany(3)	36,676	330	(300)	36,706	55.9%
Italy	23,513	(93)	–	23,420	84.6%
Spain(3)	17,484	143	(400)	17,227	37.9%
UK	19,171	(26)	–	19,145	49.6%
	96,844	354	(700)	96,498	60.2%

Other Europe
Albania	1,675	(57)	–	1,618	93.5%
Czech Republic	3,174	20	–	3,194	45.6%
Greece	4,135	(259)	–	3,876	58.5%
Hungary	2,686	(10)	–	2,676	53.4%
Ireland	2,217	(4)	–	2,213	67.2%
Malta	256	(8)	–	248	83.0%
Netherlands	4,936	99	–	5,035	38.2%
Portugal	6,124	(64)	–	6,060	80.9%
Romania(3)	9,804	(388)	(219)	9,197	63.1%
Turkey	16,675	148	–	16,823	72.2%
	51,682	(523)	(219)	50,940	65.0%
Europe	148,526	(169)	(919)	147,438	61.8%

Africa, Middle East and Asia Pacific
India(4)	124,255	10,315	–	134,570	95.3%
Vodacom(5)	41,590	1,902	–	43,492	87.9%
	165,845	12,217	–	178,062	93.5%

Other Africa, Middle East and Asia Pacific
Australia	3,617	(9)	–	3,608	43.0%
Egypt	31,271	561	–	31,832	96.2%
Fiji	297	–	–	297	95.4%
Ghana	2,780	260	–	3,040	99.3%
New Zealand	2,465	19	–	2,484	68.0%
Qatar	711	46	–	757	95.3%
	41,141	877	–	42,018	86.5%
Africa, Middle East and Asia Pacific	206,986	13,094	–	220,080	92.0%

Non-Controlled Interests and Common Functions
Poland	3,351	15	–	3,366	47.7%

Group	358,863	12,940	(919)	370,884	78.6%

Reconciliation to proportionate
Group	358,863	12,940	(919)	370,884	78.6%
Non-controlling interests subsidiaries	(74,512)	(4,590)	–	(79,102)	–
Associates (6)	55,637	289	–	55,926	23.2%
Proportionate(4)	339,988	8,639	(919)	347,708	65.1%

Europe	148,520	(169)	(919)	147,432	61.8%
Africa, Middle East and Asia Pacific	139,461	8,396	–	147,857	92.6%
Non-Controlled Interests and Common Functions	52,007	412	–	52,419	15.4%

Notes:

(1)	The Group revised its segment structure on 1 October 2010. See “Change in segments” on page 29.
(2)

Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures and associates. Further details of the Group’s equity interests are provided in notes 12 to 14 of the consolidated financial statements included within the Group’s annual report for the year ended 31 March 2010.

(3)	Other movements primarily relate to disconnections resulting from a review of inactive customers.
(4)

Proportionate customers are based on equity interests at 31 March 2011. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 59.9% to 67.0%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

(5)	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
(6)

In the quarter ended 31 March 2011 Verizon Wireless customers were restated to reflect retail customers only, as reported externally by Verizon Wireless. All periods are presented on the revised basis.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 31 March 2011

Country	Contract	Prepaid	Total
Germany	14.1%	40.7%	29.1%
Italy	22.9%	28.7%	27.8%
Spain	25.4%	59.4%	38.5%
UK	15.8%	59.1%	37.6%
India	28.0%	52.1%	50.9%
Vodacom(1)	9.5%	39.2%	35.6%

Note:

(1)    Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

1)	Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)	The preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com/investor, from 17 May 2011.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990230	Telephone: +44 1635 664 444

Notes:

1.

Vodafone and the Vodafone logo, Vodacom and Vodafone One Net are trademarks of the Vodafone Group. iPhone is a trademark of Apple Inc, registered in the United States and other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.	All growth rates reflect a comparison to the year ended 31 March 2010 unless otherwise stated.
3.	References to the “third quarter”, “previous quarter” or “Q3” are to the quarter ended 31 December 2010 unless otherwise stated.
4.	References to the “fourth quarter” or “Q4” are to the quarter ended 31 March 2011 unless otherwise stated.
5.	References to “H2” are to the six months ended 31 March 2011 unless otherwise stated.
6.

All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom at the current level of ownership and exclude all results of the Group’s business in Australia.

7.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
8.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Copyright © Vodafone Group 2011

Definitions of terms

Term	Definition
Proportionate mobile customers	The proportionate mobile customer number represents the number of mobile customers in the Group’s subsidiaries, joint ventures and associates, based on the Group’s ownership in such ventures.
CDMA	CDMA means code division multiple access.
DTT	DTT means digital terrestrial television.

For definitions of other terms please refer to page 141 of the Group’s annual report for the year ended 31 March 2010.

OTHER INFORMATION

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 3 to 6 of this document, including the Group’s 7% per annum dividend per share growth target, and within the guidance for adjusted operating profit and free cash flow for the 2012 financial year and the medium-term guidance for organic service revenue and free cash flow for the three financial years ending 31 March 2014 on pages 2 and 8 of this document; expectations of renewed growth in Europe and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies either introduced by Vodafone or by Vodafone in conjunction with third parties, including the Vodafone M-Pesa money transfer platform, or by third parties independently, including the emergence of tablet devices; anticipated benefits to the Group from cost reduction or efficiency programmes; growth in customers and usage; growth in mobile data, enterprise and broadband; expectations regarding adjusted operating profit, revenue, service revenue, capitalised fixed asset additions, EBITDA margins, depreciation and amortisation charges, capital expenditure, free cash flow, foreign exchange rates and tax rates, including the Group’s adjusted effective tax rate for the 2012 financial year; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including Vodafone Hutchison Australia and its integration with the 3 network; expectations regarding the Group’s share buyback programme and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s 2010 annual report. The annual report can be found on the Group’s website, www.vodafone.com/investor. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 18, 2011	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary